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                                   FORM 8-A

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

               For Registration of Certain Classes of Securities
                    Pursuant to Section 12(b) or (g) of the
                        Securities Exchange Act of 1934

                          Exigent International, Inc.
             (Exact name of registrant as specified in its charter)

          Delaware                                59-3379927
  (State of Incorporation)                      (IRS Employer
                                            Identification Number)

                                1225 Evans Road
                        Melbourne, Florida   32904-2314
                                (407) 952-7550
                        (Address of  principal office)

Securities to be registered pursuant to Section 12(b) of the Act:

  Title of each class                       Name of exchange on which
  to be so registered                       each class is to be registered
  -------------------                       ------------------------------

  Common Shares, Par Value $0.01            Chicago Stock Exchange
  Common Stock Purchase Warrants            Chicago Stock Exchange


   If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.[X]

   If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.[_]

   Securities Act registration statement file number to which this form relates ___________ (if applicable).

Securities registered pursuant to Section 12(g) of the Act: (registered under previous filing)

                                 Common Shares
                                Par Value $0.01

                         Common Stock Purchase Warrants
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                INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.  Description of Registrant's Securities to be Registered.

     Common Shares. Exigent International, Inc. ("Exigent") is authorized to issue 30,000,000 Common Shares, par value $0.01 per share. The holders of the Common Shares are entitled to one vote per share on all entitled matters including the election of directors and do not have cumulative voting rights. With respect to the election of directors, holders of Common Shares (together with holders of Class B Common Shares and of any Preferred Shares with voting rights other than Class A Preferred Shares) voting as a separate class are entitled to elect 25% of the members of the Exigent Board of Directors. Holders of Class A Preferred Shares are entitled to elect the remaining directors. Notwithstanding the foregoing, if, on the record date for any shareholders' meeting at which directors are to be elected, the number of issued and outstanding Common Shares, Class B Common Shares and voting Preferred Shares (other than Class A Preferred Shares) is less than 10% of the aggregate number of issued and outstanding voting shares of all classes, all directors will be elected by the holders of all voting shares voting together.

     The holders of Common Shares share equally in funds legally available for dividends when, as and if declared by the Board of Directors of Exigent with holders of Class B Common Shares and Class A Preferred Shares. Stock dividends may only be paid to holders of Common Shares in Common Shares and only if the same number of Class A Preferred Shares will be paid with respect to each outstanding Class A Preferred Share. The payment of dividends may also be subject to preferential or identical rights, if any, of the holders of other outstanding securities. Common Shares or Class A Preferred Shares may not be combined or subdivided without at the same time making a proportionate combination or subdivision of the shares of the other of such classes.

     Holders of Common Shares are also entitled to share ratably in all of the assets of Exigent available for distribution to holders of common shares (including Class B Common Shares) upon liquidation, dissolution or winding up of the affairs of Exigent subject to the preference of holders of Class A Preferred Shares, but only to the extent of the stated value of $2.50 per share, and subject to any preferential rights of the holders of any other outstanding preferred shares. Common Shares do not have preemptive, subscription or conversion rights and are not subject to call or redemption (there are no applicable sinking fund provisions). All Common Shares now outstanding are fully paid and nonassessable.

     Common Stock Purchase Warrants. Exigent has issued and outstanding 1,070,270 Common Stock Purchase Warrants, each warrant entitling the holder to purchase one Common Share. The Warrants may be exercised at any time during the 36 month period beginning January 30, 1997 at an exercise price of $3.00 per share, subject to adjustment, by surrendering the warrant to the Warrant Agent with the subscription properly completed and executed with payment of the exercise price. No fractional Common Shares will be issued in connection with the exercise of warrants. Exigent has no right to call the warrants. If a holder of warrants fails to exercise the warrants prior to their expiration, the warrants will expire and the holder will have no further rights with respect to the warrants. A holder of warrants will not have any rights or privileges of a

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shareholder of Exigent prior to exercise of such warrants. Exigent has agreed to keep available a sufficient number of authorized Common Shares to permit exercise of the warrants. The exercise price of the warrants and the number of shares issuable upon exercise of the warrants are subject to adjustment in the event of stock dividends, stock splits, combinations, reorganizations, subdivisions and reclassifications. The warrants were issued pursuant to a Warrant Agreement between Exigent and Mid-America Bank of Louisville and Trust Company.


Item 2.   Exhibits.

          None.

                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                    Exigent International, Inc.

                                    Date: October 16, 1997


                                    By:  /s/ Bernard R. Smedley
                                         ----------------------
                                         Bernard R. Smedley
                                         Chief Executive Officer

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